FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☒   No   ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For release: Wednesday, 12 October 2005

CEO OPTIONS

At the Annual General Meeting to be held on Thursday 27 October 2005, shareholders will be asked to approve the grant of 750,000 options and 300,000 performance rights to the CEO, Ken MacKenzie.

As outlined in the Notice of Meeting dated 25 September 2005 recently sent to shareholders in relation to the AGM, vesting of the proposed options and performance rights will be subject to satisfaction of specified performance conditions.  Testing of the satisfaction of those performance conditions will occur over separate vesting periods that apply to three equal tranches of the options and performance rights.

After consultation with a number of shareholders and governance advisory groups, the Amcor board has determined to make the following variations to the Terms of Issue of the options and performance rights as set out in the Notice of Meeting:

1.             Increase the performance period that must elapse before each tranche of options and rights may vest.  The proposed new vesting period and expiry date for each tranche, subject to meeting the performance condition, are as follows:

Tranche	Vesting Period	Expiry Date

1	1 January 2008 – 31 December 2009	31 December 2010
2	1 July 2008 – 30 June 2010	30 June 2011
3	1 January 2009 – 31 December 2010	31 December 2011

The table in clause 2.2 of the Terms of Issue as set out in the Notice of Meeting will be amended accordingly.

2.             Introduce a pro rata performance scale for options and performance rights to vest depending on the highest percentile reached by the Average Amcor TSR relative to the Average Comparator TSR for each of the relevant stocks in the comparator group during the vesting period, on the following basis.  If the Average Amcor TSR achieved equals the 50th percentile of the Average Comparator TSR for each of the relevant stocks in the comparator group, 50% of the options and performance rights will vest.  For each additional percentile in excess of the 50th percentile, an additional 2% will vest up to the 75th percentile, at which time 100% of the options and performance rights will vest.  While testing will continue to be conducted at

Amcor Limited

ABN 62 000 017 372
679 Victoria Street

Abbotsford Victoria  3067  Australia

Tel: 61 3 9226 9000  Fax: 61 3 9226 6500

www.amcor.com

the start of each month during the vesting period, options and performance rights will only vest (if at all) at the end of the vesting period, unless the 75th percentile is reached, in which case the options and performance rights will vest immediately that occurs.

Clauses 3.1, 3.4 and 3.5 of the Terms of Issue as set out in the Notice of Meeting will be amended to reflect this change.  The revised clauses are set out in the annexure to this announcement.  In addition, each reference to “business day” in clause 4.1(b) will be amended to “trading day”.

The resolution to approve the grant of the options and rights at the AGM, as set out in the Notice of Meeting, will be put subject to the above variations determined by the board.

Julie McPherson

Company Secretary

Annexure

Amended clauses 3.1, 3.4 and 3.5 of Terms of Issue set out in the Explanatory Notes to the Notice of Meeting dated 25 September 2005

3.1           Subject to clauses 3.2, 3.3 and 3.8, the Options and Rights in each Tranche may only be exercised if the Options and Rights vest as follows:

(a)           If the Average Amcor TSR (see clause 3.4) on the first day of any calendar month during the vesting period applicable to that Tranche (as set out in the table in clause 2.2) (each a Determination Date) is equal to or greater than the Average Comparator TSR (see clause 3.4) of the 75th percentile of the Relevant Stocks (see clause 3.5) on that Determination Date, then all of the Options and Rights in that Tranche:

(i)            will become vested on the sixteenth trading day after that Determination Date (the Immediate Vesting Date); and

(ii)           may be exercised on and from the first trading day immediately after the Immediate Vesting Date until 5.00pm on the expiry date relating to that Tranche as set out in the table in clause 2.2 (subject to lapse in accordance with these terms of issue).

(b)           Otherwise, if on any Determination Date the Average Amcor TSR is equal to or greater than the Average Comparator TSR of the 50th percentile of the Relevant Stocks, then the number of Options and Rights in that Tranche that is calculated in accordance with the following table (rounded up to the nearest whole numbers of Options and Rights):

(i)            will become vested on the sixteenth trading day (the Delayed Vesting Date) after the earlier of:

(A)          the last Determination Date during the vesting period applicable to that Tranche; and

(B)           except where clause 4.3 applies, the date that the CEO ceases to be employed by the Company or any of its related bodies corporate; and

(ii)           may be exercised on and from the first trading day immediately after the Delayed Vesting Date until 5.00pm on the expiry date relating to that Tranche as set out in the table in clause 2.2 (subject to lapse in accordance with these terms of issue).

Highest Percentile Reached on Any Determination Date during Vesting Period for Tranche	Number of Options and Rights in Tranche that Vest
50%	50%
Between 51% and 74% (both inclusive)	50% plus 2% for each percentile above 50%*

* For example, if the highest percentile reached on any Determination Date during the relevant vesting period is 60% (ie the Average Amcor TSR on that Determination Date is equal to or greater than the Average Comparator TSR of the 60th percentile of the Relevant Stocks on that Determination Date), then 70% of the Options and Rights in the relevant Tranche will vest

The Company will calculate the Average Amcor TSR and the Average Comparator TSR for each Relevant Stock on each Determination Date on the sixteenth trading day after that Determination Date, and notify the CEO of those calculations on that day.

3.4           (a)           The Average Amcor TSR on any Determination Date will be equal to the sum of the Amcor TSR on each of the 15 trading days immediately prior to that Determination Date and the 15 trading days immediately after that Determination Date, divided by 30.

(b)           The Average Comparator TSR for each Relevant Stock on any Determination Date will be equal to the sum of the Comparator TSR for that Relevant Stock on each of the 15 trading days immediately prior to that Determination Date and the 15 trading days immediately after that Determination Date, divided by 30.

(c)           Both the Amcor TSR and the Comparator TSR will be based on ASX closing share price movements, plus dividends paid on the shares (on a pre-tax basis) notionally reinvested to purchase additional shares at the closing market price prevailing on the date the shares begin trading ex the relevant dividend, since the base date specified in clause 3.7.  As far as possible, this will be determined in the same way as changes in the ASX Accumulation Indices are determined and will be expressed as relative percentages.

3.5           (a)           The Comparator TSR will be calculated for each of those stocks in the S&P/ASX100 Index as at 1 July 2005 (excluding the Company and stocks in the following sectors and industry groups:  Financials ex-Property Trusts, Property Trusts, Resources, Telecom Services and Media) (the Relevant Stocks).

(b)           Subject to paragraph (c), the Comparator TSR will be calculated for a Relevant Stock notwithstanding that the Relevant Stock may cease to be included in the S&P/ASX100 Index after 1 July 2005.

(c)           To the extent that any Relevant Stock ceases to be quoted on ASX after 1 July 2005, it will cease after that time to be a Relevant Stock for the purposes of these terms of issue.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Bert Guy
(Signature)*
BERT GUY
(Company Secretary)

Date   October 13, 2005

* Print the name and title of the signing officer under his signature.